RUSKIN MOSCOU FALTISCHEK, P.C.
1425 Reckson Plaza, East Tower
Uniondale, NY 11556

                                            January 30, 2007

Michael McTiernan Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

  Re:
  GTJ REIT, Inc. Form S-11 Registration Statement on Form S-4-
  Amendment No. 3 Filing dated January 10, 2007 File #333-136110

Dear Mr. McTiernan:

        This letter is in response to the letter (the "SEC Letter") dated January 24, 2007 from the Securities and Exchange Commission concerning the above referenced filing. Paragraph numbers in this letter correspond to the paragraph numbers in the SEC Letter.

Present operations, page 6

        1.     Comment. In response to comment 2 you state that the "Bus Companies and their subsidiaries collectively operate a group of outdoor maintenance businesses, and a paratransit business, with aggregate sales of approximately $27,000,000 and an operating loss of approximately $500,000, exclusive of their present real estate operations, in 2005." Please advise us and revise the disclosure to clarify how you calculated these figures. For example, the operating revenue disclosed on page 13 is $27,527,000. The "operating expenses-other" is $28,348,000. This would suggest an operating loss of $821,000.

        Answer: The correct numbers have been inserted.

Pro forma combined condensed consolidated statement of operations data, page 13

        2.     Comment. Please advise us why the 2005 operating expenses figures differ from those presented on page 45.

        Answer: A correction has been made to conform the same.

Summarized New York City Financial Information, page 53

        3.     Comment. In your response to our prior comment #4, you indicated that you had included the reconciliations between the governmental funds statements of revenues, expenditures, and changes in fund balances and the reported decreases in the excess of liabilities over assets reported in the government-wide statements of activities for fiscal years 2006 and 2005, respectively, but these reconciliations do not appear to be included in your filing. Please revise to include these reconciliations in your next amendment.

        Answer: The reconciliations have been included for 2005 and 2006.

Executive Officer Compensation, page 123

        4.     Comment. Please provide updated executive compensation disclosure for fiscal year 2006. Please note that Item 402 of Regulation S-K has been revised for periods ending on or after December 15, 2006. Refer to Securities Act Release No. 33-8732 (published August 29, 2006).

        Answer: The data for 2006 has been included in an enlarged table and a Compensation Discussion and Analysis section for 2006 has been included. In addition, equity and compensation plan tables have been added for GTJ Reit, Inc. and a section on procedures for Related Party Transactions has been added.

Related Party Transactions, page 128

        5.     Comment. Please provide updated related party transaction disclosure in accordance with Item 404 of Regulation S-K. Please note that Item 404 of Regulation S-K has been revised Refer to Securities Act Release No. 33-8732 (published August 29, 2006).

        Answer: This disclosure has been updated by including Ruskin Moscou Faltischek, P.C. fees for 2006. There are no other additions.

Part II. Exhibits. Tax Opinions

        6.     Comment. Please revise the first paragraph on page 2 of each tax opinion to clarify that the written representations related to factual matters. In addition, please fill in the date of the articles of incorporation of GTJ REIT on the top of page 2.

        Answer: These revisions and additions have been made.

        7.     Comment. We note from the penultimate paragraph in each tax opinion that it may not be relied upon by any person of than the board of directors. This limitation is inappropriate because it suggests that Green Bus, Triboro Coach and Jamaica Central shareholders could not rely on the opinions in making their investment decisions. Please provide revised opinions that omit this limitation on reliance.

        Answer: The limitations were restored inadvertently and have been removed.

Very truly yours,
/s/ STUART M. SIEGER STUART M. SIEGER For the Firm

SMS:mec

cc:
Jerome Cooper
Paul Cooper
Douglas Cooper
Adam Silvers
Michael Schnipper